James M. Follo

Senior Vice President &

Chief Financial Officer

620 Eighth Avenue

New York, NY 10018

tel 212.556-1555

January 12, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re: The New York Times Company

       File No. 001-05837

Dear Ms. Cvrkel:

The following responds to the comments set forth in the December 19, 2011, letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to James M. Follo, Chief Financial Officer of The New York Times Company (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 26, 2010 (the “2010 Form 10-K”) and the Form 10-Q for the quarter ended September 25, 2011 (the “Q3 Form 10-Q”). For ease of review, we have set out below the comments together with the Company’s response.

Annual Report on Form 10-K for the fiscal year ended December 26, 2010

Financial Statements, page 55

Consolidated Statements of Operations, page 60

1.	We note from your statements of operations that the income from joint ventures significantly exceeds your consolidated income from continuing operations before income taxes for the year ended December 31, 2009. Please provide us your significance calculations under Rule 3-09 of Regulation S-X for your equity method investments. If your calculations result in greater than 20% significance for any of your equity method investees, please revise to include the financial statements required by Rule 3-09 in your Form 10-K for the year ended December 31, 2010. Please note that if considered significant, financial statements for that investee are required for all periods included in your Form 10-K, however they only need to be audited for the year of significance.

Securities and Exchange Commission

Attention: Linda Cvrkel

January 12, 2012

Response:

The Company concluded that none of its equity method investments were individually significant (greater than 20% significance) in connection with its 2009 significance test under Rule 3-09 of Regulation S-X. In 2009, consolidated income from continuing operations before income taxes was at least 10% less than the average of the Company’s last five fiscal years. Therefore, in accordance with Rule 3-09 of Regulation S-X, the five-year average of consolidated income from continuing operations before income taxes was used for the income test. A schedule showing the calculations has been provided supplementally to the Staff on a confidential basis.

Notes to the Consolidated Financial Statements, page 69

10. Fair Value Measurements, page 82

2.	We note that Note 10 includes disclosure of your fair value measurements. In light of the asset impairment charges recognized in the last three years, please revise future filings to include the disclosures required by ASC 820-10-50-5 for all assets or liabilities measured at fair value on a non-recurring basis. Please note that ASC 820-10-50-8 requires this information to be in tabular form.

Response:

We have noted the Staff’s comment and will include the information when appropriate in future filings beginning with our 2011 Form 10-K.

15. Discontinued Operations, page 97

3.	We refer to the sale of WQXR-FM during 2009. Please provide us with your calculation of the gain on sale of $35 million. As part of your response, please explain to us how you determined or calculated the value attributable to the license and equipment exchanged with Univision Radio Inc. as part of this transaction.

Response:

On October 8, 2009, the Company consummated the sale of WQXR-FM, its New York City radio station broadcasting on 96.3 MHz, to subsidiaries of Univision Radio Inc. (“Univision”) and WNYC Radio for a total consideration of approximately $45 million. This three-party transaction was effected as follows:

Pursuant to an Asset Exchange Agreement dated July 14, 2009, with Univision (the “AEA”), the Company agreed to sell the FCC broadcast license for 96.3 MHz used in the operation of WQXR-FM, certain transmitting equipment, and other assets to Univision, and Univision agreed to pay the Company approximately $33.5 million in cash and to transfer to the Company or its assignee Univision’s FCC broadcast license for another station operating on 105.9 MHz, certain transmitting equipment, and other assets.

Securities and Exchange Commission

Attention: Linda Cvrkel

January 12, 2012

Pursuant to an Asset Purchase Agreement dated July 14, 2009, with WNYC Radio (the “APA”), the Company agreed to sell to WNYC Radio the call sign WQXR-FM, its related Website, certain contracts and other assets, and to designate WNYC Radio as the Company’s assignee to acquire from Univision the assets to be transferred by Univision under the AEA, and WNYC Radio agreed to pay the Company approximately $11.5 million in cash. Consummation of both the AEA and APA were subject to receipt of the FCC’s consent to assign the respective FCC licenses.

Upon the consummation of the AEA and APA on October 8, 2009, (i) Univision acquired the FCC license for 96.3 MHz and other assets from the Company under the AEA; (ii) WNYC Radio acquired the FCC license for 105.9 MHz and other assets from Univision under the AEA, and call sign WQXR-FM and other assets from the Company under the APA; and (iii) the Company received from Univision and WNYC Radio total consideration of approximately $45 million.

The transaction comprised three parties concurrently consummating an exchange agreement and a purchase agreement; each agreement was conditioned on the consummation of the other and could not have been completed without the other. Therefore, the Company accounted for the transaction in substance as the sale by the Company of the assets of WQXR-FM to Univision and WNYC Radio for approximately $45 million in cash. The Company concluded that the valuation of the assets transferred under the AEA and APA was not necessary to account for the transaction.

The pre-tax gain was calculated as follows:

(’000)
Cash received from buyers	$45,424

Assets sold:
Goodwill	(4,350)
Net property, plant & equipment	(740)

Costs associated with sale:
Lease and other contract termination obligations	(4,897)
Other*	(524)

Pre-tax gain	$34,913

*Multiemployer pension obligation and other direct costs.

Securities and Exchange Commission

Attention: Linda Cvrkel

January 12, 2012

17. Stock-Based Awards, page 99

Stock Options and Stock Appreciation Rights, page 99

4.	We note that during 2009, you discovered errors in your financial statements as a result of stock options that were issued in excess of specified limits. We note that as a result of the stock options that were ineligible to be issued and therefore null and void, you issued stock appreciation rights during 2009 related to the ineligible issuances from 2008 and 2009. In this regard, please tell us how this cancellation of these stock options and issuance of the stock appreciation rights impacted your financial statements. As part of your response, please tell us how you calculated any additional compensation expense that resulted from cancellation of the old options and grant of the new stock appreciation rights and provide for us the method and assumptions used in determining the value of the stock appreciation rights. See guidance in ASC 718-20-35-8.

Response:

During 2009, the Company discovered that portions of previously awarded stock option grants exceeded that permitted to be granted to a single individual during any calendar year under the terms of the Company’s plans. A total of 250,000 options in 2008 and 200,000 options in 2009 granted in excess of applicable plan limits to two employees were determined to be null and void. The independent directors of the Company’s Board of Directors, after consultation with all non-management directors, approved the grant to the subject employees of deferred payment stock appreciation rights (“SARs”) equal in number and on comparable terms (vesting period and strike price) as the void options. SARs are classified as liability awards because the Company incurs a liability, payable in cash, based on the fair value of the stock appreciation rights.

In accordance with ASC 718-20-35-8, as further illustrated in ASC 718-20-55 Implementation Guidance and Illustrations, Example 16, Case A: Equity to Liability Modifications (ASC 718-20-55-123 through ASC 718-20-55-133), this transaction was accounted for as a modification that changes an award’s classification from equity to liability. Under this modification accounting, the entity recognizes a share-based liability for the portion of the award related to prior service, multiplied by the modified award’s fair-value-based measure. If the fair-value-based measure of the modified award is less than or equal to the fair-value-based measure of the original award, then the offsetting amount is recorded to additional paid-in capital (i.e., final compensation cost cannot be less than the grant-date fair-value-based-measure). If, on the other hand, the fair-value-based measure of the modified award is greater than the fair-value-based measure of the original award, then the excess is recognized as compensation cost either immediately (for vested awards) or over the remaining service (vesting) period (for unvested awards). The new liability is remeasured at a fair-value-based measure each reporting period.

Securities and Exchange Commission

Attention: Linda Cvrkel

January 12, 2012

The subject employees were retirement eligible as of the grant date and under the terms of the awards, the stock options and SARs vest upon retirement. Therefore, the expense associated with the issuance of the awards to these employees was recognized immediately.

The fair value of the SARs was calculated utilizing the Black-Scholes valuation model. Our assumptions at the grant date were as follows:

•	Expected life: 6 years

•	Expected dividend yield: 0%

•	Expected volatility: the 72-month historical volatility

•	Use of the current risk free interest rate

As of the SARs grant date, this transaction resulted in excess compensation expense of approximately $885,000 (fair value of the SARs in excess of the amount recorded in equity for the stock options), the reversal of additional paid-in-capital of approximately $608,000 (net amount of fair value of the SARs that were equal to or less than the fair value of stock options) and the establishment of a liability of approximately $1,493,000 (total fair value of the SARs at the replacement date). In addition, a deferred tax asset was recognized for the excess compensation expense.

Quarterly Information (Unaudited), page 108

5.	We note that net income fluctuated significantly from quarter to quarter during 2010 and 2009. We further note your disclosure on page 109 that seasonal variations in advertising affect the company’s results. However, we also note other items such as losses on leases, pension curtailments, and impairments that appear to have significantly affected your results of operations during each quarter. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise to comply with the disclosure requirements of Item 302(a)(3) in future filings.

Response:

We have noted the Staff’s comment and will include the information when appropriate in future filings beginning with our 2011 Form 10-K.

Securities and Exchange Commission

Attention: Linda Cvrkel

January 12, 2012

Quarterly Report on Form 10-Q for the quarter ended September 25, 2011

Financial Statements, page 2

Notes to the Condensed Consolidated Financial Statements, page 6

Note 8. Other, page 11

6.	We note the material gain of $65.3 million recorded upon the sale of units in Fenway Sports Group on July 1, 2011. Please provide us with your calculation of this gain.

Response:

On July 1, 2011, we sold 390 of our 700 units in Fenway Sports Group for $117 million. In the third quarter of 2011, we recorded a pre-tax gain of $65.3 million from the sale.

The pre-tax gain was calculated as follows:

(’000)
Sale price	$117,000

Less:
Investment sold*	(50,221)
Transaction fees	(1,507)

Pre-tax gain	$65,273

*Approximately 56% (units sold as a % of units owned) of investment balance as of date of sale.

In connection with our response to the comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at 212-556-1555, or Kenneth Richieri, the Company’s Senior Vice President and General Counsel, at 212-556-1995.

Securities and Exchange Commission

Attention: Linda Cvrkel

January 12, 2012

Very truly yours,

/s/ James M. Follo

James M. Follo

Chief Financial Officer

cc:	Heather Clark, SEC Staff
Claire Erlanger, SEC Staff
Morgan, Lewis & Bockius LLP
Ernst & Young LLP